Exhibit 99.1

Kingsway Releases 2011 Investor Meeting Presentation

TORONTO, Nov. 28, 2011 /CNW/ - (TSX: KFS) (NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced that the presentation for its previously announced Investor Meetings in Toronto on November 29, 2011 and New York City on November 30, 2011 is available on the web at http://www.kingsway-financial.com/news/2011.

About the Company

Kingsway focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway management's current beliefs, based on information currently available.  A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 20:34e 28-NOV-11